[WESTERN FOREST PRODUCTS LOGO]

WESTERN FOREST PRODUCTS INC. 435 Trunk Road Duncan, British Columbia Canada V9L 2P9 Telephone: 250 748 3711 Facsimile: 250 748 6045

Western Forest Products Inc.

FOR IMMEDIATE RELEASE TSX: WEF

Western Announces AGM Presentation will be Webcast

June 13, 2005 – Duncan, British Columbia. Western Forest Products Inc. (“Western” or the “Company”) announced today that it will be providing an overview and update of its current operations through a PowerPoint presentation at its annual general meeting this Wednesday at 10:00 a.m. (Vancouver time) in the Pacific Rim Room I, at the Pan Pacific Hotel in Vancouver. The AGM and presentation will be webcast and available through our website at www.westernforest.com. The PowerPoint presentation will also be made available on our website prior to the presentation and will thereafter be archived on our website. A copy of our presentation may also be obtained from our corporate secretary.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

For further information contact: Reynold Hert 250 715 2207 Paul Ireland 250 715 2209